Exhibit 99.9

CERTIFICATE OF QUALIFIED PERSON

Peter Oshust P.Geo.

Principal Geologist, Amec Foster Wheeler Americas Limited

111 Dunsmuir Street, Suite 400

Vancouver, BC, Canada V6B 5W3

I, Peter Oshust, P.Geo., am employed as a Principal Geologist with Amec Foster Wheeler Americas Limited.

This certificate applies to the technical report entitled “Technical Report for the La Encantada Silver Mine, Ocampo, Coahuila, Mexico” that has an effective date of December 31, 2015 (the “Technical Report”).

I am a member of the Association of Professional Engineers and Geoscientists of British Columbia and of the Association of Professional Geoscientists of Ontario. I graduated from Brandon University with a Bachelor of Science (Specialist) degree in Geology and Economics in 1987.

I have practiced in my profession since 1988 and have been involved in geological modelling and resource estimation for a variety of base and precious metals and diamond deposits across North and South America, and in Asia, since 2001. Prior to the La Encantada Mine, I was involved in the geological modelling and resource estimation of the La Guitarra Silver Mine in Mexico State and the Ocampo Mine in Chihuahua State.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (NI 43–101).

I did not visit the La Encantada Mine.

I am responsible for preparation of Sub-sections 1.4.1, 2.4.2, 14.6, 25.4, 26.4, and 26.5.1 of the Technical Report.

I am independent of First Majestic Silver Corp. as independence is described by Section 1.5 of NI 43–101.

I have had no previous involvement with the La Encantada project.

I have read NI 43–101, and the sections of this Technical Report that I am responsible for have been prepared in compliance with that Instrument.

As of the date of this certificate, to the best of my knowledge, information and belief, the sections of the Technical Report that I am responsible for, contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

“Signed and sealed”

Peter Oshust, P.Geo.

Dated: March 15, 2016